SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated November 30, 2004.   GRUPO TMM ANNOUNCES KANSAS CITY SOUTHERN CONTROL APPLICATION FOR THE TEXAS MEXICAN RAILWAY COMPANY APPROVED BY SURFACE TRANSPORTATION BOARD.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM ANNOUNCES
KANSAS CITY SOUTHERN CONTROL APPLICATION FOR THE TEXAS
MEXICAN RAILWAY COMPANY APPROVED BY SURFACE
TRANSPORTATION BOARD

Mexico City, November 30, 2004 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”) .The U.S. Surface Transportation Board (”STB”) yesterday approved Kansas City Southern’s (KCS) (NYSE:KSU) application filed on May 14, 2003 for authority to control The Texas Mexican Railway Company (Tex Mex) and the U.S. portion of the International Rail Bridge at Laredo, Texas (Laredo Bridge). This action finalizes KCS’ effort to obtain control of these assets, which are both wholly owned by Mexrail, Inc. (Mexrail) and allows the controlling shares of Mexrail to be released to KCS. The Mexrail shares had been placed into an independent voting trust on August 16, 2004 pending regulatory approval of KCS’ application.

The decision becomes effective in 30 days, at which time KCS will dissolve the voting trust and obtain control of Mexrail and its assets, including Tex Mex. In reaching its decision, the STB did not impose any conditions unacceptable to KCS, and rejected almost all of the conditions requested by competing carriers that had filed objections to the transaction. As a result, the transaction will now go forward as KCS had proposed in its application to the STB and will be made final as of December 29, 2004.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.